Exhibit 99.1

Glass House Brands Announces the Closing of $4.7 million Series C Preferred Stock Offering

-Demand for the Series C Preferred Stock offering reflected excess investor demand following the closing of the Series B Preferred Stock offering

-Additional capital further strengthens Glass House’s balance sheet

LONG BEACH, CA and TORONTO, JANUARY 3, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the closing of a non-brokered private placement (the "Offering") of Series C Preferred Stock, face value $1,000 per share, of GH Group, Inc. ("GH Group"), a subsidiary of the Company. The financing raised $4.7 million of new capital on top of the approximately $26.5 million of incremental capital raised from the Company’s Series B Preferred Stock offering that closed on December 6, 2022.

Kyle Kazan, Glass House Co-Founder, Chairman and CEO stated, “We are very pleased with the strong investor interest in our recent preferred equity offerings which enabled us to raise nearly $5 million more than we initially expected. Our Series B Preferred Stock offering closed in early December and was fully subscribed at $50 million, bringing in approximately $26.5 million of new capital. The $4.7 million of additional capital raised through our Series C Preferred Stock offering was driven by the excess demand we received during the Series B offering and the terms of the two issuances are nearly identical except that the Series C Preferred Stock is designated as junior in preference to the Series B Stock. The additional capital from the Series C Preferred Stock offering further strengthens our balance sheet and we remain committed to our target of achieving free cash flow positive operations by the third quarter of 2023, excluding potential expansion capex related to cannabis cultivation capacity at the SoCal farm.”

Holders of the Series C Preferred Stock will be entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series C Preferred Stock (the "Initial Issuance"), 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the Initial Issuance. The dividend will accrue and be paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series C Preferred Stock remains outstanding after the 54-month anniversary of the Initial Issuance, the annual dividend shall thereafter be payable solely in cash at a rate of 20%.

The issuance of each share of Series C Preferred Stock with a face value of $1,000 per share was accompanied by the delivery of 200 warrants (each, a "Warrant") of the Company. Each Warrant entitles the holder to purchase one new equity share in the capital of the Company (each, a "Warrant Share") until August 31, 2027 at a price of $5.00 per Warrant Share subject to customary anti-dilution adjustments. The Company has the option to accelerate the expiration of any unexercised warrants if the underlying equity shares of the Company trade at a price of at least $12.00 per share, subject to customary anti-dilution provisions.

The Warrants, the Warrant Shares issuable upon exercise of the Warrants, and any equity shares of the Company into which the Warrant Shares may be exercised in accordance with their terms, are subject to a four-month statutory hold period from the date of issuance of the Warrants under applicable Canadian securities laws.

As part of the Offering, the Company’s General Counsel has subscribed for 100 Series C Preferred Shares and will receive 20,000 Warrants therewith. The subscription by the Company’s General Counsel is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not announce the transaction more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by related parties was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 and the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.5(a) and section 5.7(1)(a), respectively, of MI 61-101, as the fair market value of the transaction, insofar as it involves related parties, is not more than the 25% of the Company’s market capitalization.

The intended use of net proceeds from the Offering of approximately $4.7 million is for working capital and general corporate purposes. Prior to closing of the Offering, the Company had approximately $116 million outstanding in senior secured debt, unsecured convertible debt and preferred equity. As of this final closing of the Offering, this amount is expected to increase to approximately $121 million.

All dollar amounts in this news release refer to U.S. dollars.

The securities issued pursuant to the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the expected use of proceeds of the Offering and the stated target of achieving free cash flow positive by the third quarter of 2023, excluding potential expansion capex related to cannabis cultivation capacity at the SoCal farm. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com

Media Contact:

ICR, Inc.

Seth Grugle

T: 646-277-1272

E: GlassHouseBrandsPR@icrinc.com